Exhibit 99.1

ObsEva Announces Proposed Changes to the Composition of its

Board of Directors

Geneva, Switzerland and Boston, MA – May 25, 2021 – ObsEva SA (NASDAQ: OBSV / SIX: OBSN), a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health, today announced that its Board of Directors will propose the election at the 2021 Annual General Meeting of Shareholders to be held on May 28, 2021 of Anne VanLent as member of the Board of Directors for a term of one year expiring at the closing of the 2022 Annual General Meeting of Shareholders.

Anne VanLent is a seasoned senior life sciences executive with over 35 years of management and governance experience with emerging growth companies. Since 2008, Anne has provided strategic, financial and management consulting services to emerging growth companies in the life sciences and technology arenas through her consulting company AMV Advisors. Assignments have included strategic financial funding and structuring advice, mergers and acquisitions transaction support, and interim Chief Financial Officer services. She has been a member of the board of directors of at least one public company consistently for over twenty years, serving 10 different medical device and biopharmaceutical public companies. She currently serves as a member of the board of directors and audit committee chair for Applied Genetics Technologies Corporation (NASDAQ: AGTC) and Trevi Therapeutics, Inc. (NASDAQ: TRVI).

Prior to 2008, Anne was EVP and Chief Financial Officer for Barrier Therapeutics, Inc., a Johnson & Johnson spin-off company focused on dermatology which she helped take public in 2004. She had previously served as EVP of Ventures and Licensing for the Sarnoff Corporation (now SRI International) and as Chief Financial Officer for The Liposome Company, Inc., a publicly traded specialty pharmaceutical company, and for Neurogenics, Inc. a venture-backed biotechnology company focused on neurotrophic growth factors. She began her career in the food industry focused on operations, finance, and business line optimization.

Anne is active in the not-for-profit world through governance and philanthropy, with a focus on global health, women’s empowerment and the arts. She has been on the board of IAVI (formerly the International AIDS Vaccine Initiative), a global nonprofit scientific research organization dedicated to addressing urgent, unmet global health challenges including HIV and tuberculosis, since 2008 and currently serves as Vice Chair. She is also a Trustee of McCarter Theatre and the Princeton Area Community Foundation, and is a past-trustee and current advisor to the Princeton Symphony Orchestra, the Arts Council of Princeton, and WIL in Philadelphia, PA.

Anne received a BA in Physics with high honors from Mount Holyoke College and studied biophysics as a Rotary Scholar at the Center for Macromolecular Research at the University of Strasbourg, France. She resides in Princeton, NJ and Old Saybrook, CT.

Anne VanLent will replace Barbara Duncan, who will not stand for re-election at the Board of Directors.

About ObsEva

ObsEva is a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids and preterm labor. ObsEva is listed on the Nasdaq Global Select Market and is trading under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is trading under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

For further information, please contact:

CEO Office Contact:

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact:

Joyce Allaire

jallaire@lifesciadvisors.com

+1 (617)-435-6602